ROPES & GRAY LLP PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

December 14, 2018
Angela C. Jaimes
(617) 951-7591
angela.jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A for AllianzGI Real Estate Debt Fund

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s preliminary proxy statement with respect to the AllianzGI Real Estate Debt Fund (the “Fund”), which was filed on Schedule 14A with the Commission on November 30, 2018 (the “Preliminary Proxy Statement”). I received your oral comments regarding the Preliminary Proxy Statement via telephone on December 6, 2018. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in a definitive proxy statement (the “Definitive Proxy Statement”), which will be filed on or around December 14, 2018.

1.

Comment: For the changes referenced in the Preliminary Proxy Statement that do not require shareholder approval, please confirm supplementally that shareholders received the requisite 60 day notice under Rule 35d-1, as applicable.

Response: The Trust confirms that shareholders received the required notice under Rule 35d-1.

2.	Comment: Please consider enhancing the proposal as set forth in the definitive proxy card to state more explicitly the change to the fundamental investment restriction requiring shareholder approval.

Response: The requested change will be made in the Definitive Proxy Statement.

3.

Comment: The Staff views the description of “financial services industry” as overly broad because the primary economic characteristics of the listed companies are materially different (see Guide 19 to the original Form N-1A). More specifically, the Staff does not agree with the inclusion of real estate investment trusts (“REITs”) in the description; please revise the disclosure to remove REITs. Additionally, please clarify that “other companies” must have characteristics similar to the companies previously named in the description.

Response: The description of “financial services industry,” as referenced in the Fund’s concentration policy, has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund currently considers the financial services industry to include banks, investment managers, brokerage firms, investment banks, insurance companies~~, real estate investment trusts~~ and other companies that provide comparable financial services to consumers or industry.

4.

Comment: Concerning the reference to asset-backed securities in the proposed fundamental investment restriction, please confirm supplementally that these securities are counted within some industry and advise which industry.

Response: The Trust confirms that, with respect to the Fund’s industry concentration policy, the Bloomberg Industry Classification System for Fixed Income (BICS) is used to determine industry classification of securities held by the Fund, including any asset-backed securities. Specifically, the industry classification of asset-backed securities is determined based on the industry of the underlying asset issuer.

In order to minimize any potential for confusion over the classification of asset-backed securities, the following disclosure will be removed from the Definitive Proxy Statement:

For purposes of this restriction, asset-backed securities are not considered to be bank obligations.

5.	Comment: The Staff notes that the Preliminary Proxy Statement currently discloses the following:

“For the avoidance of doubt, the above definition of ‘financial services industry’ will not become part of the Fund’s concentration policy, and may be changed without shareholder approval.”

It is the Staff’s position that changing any disclosed definition of “financial services industry” without shareholder approval could result in a violation of federal securities laws, please revise this disclosure.

Response: In response to this comment, and in order to remove any ambiguity as to circumstances under which a definitional change could require a shareholder vote, the Definitive Proxy Statement will omit the quoted language.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes
Angela C. Jaimes

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Emily Picard, Esq.